

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2010

Micky Arison
Chief Executive Officer and Chairman of the Board
Carnival Corporation
3655 N.W. 87th Avenue
Miami, FL 33178

> **Re:** **Carnival Corporation**
> **Carnival plc**
> **Form 10-K for Fiscal Year Ended November 30, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed January 29, 2010 and February 23, 2010**
> **File Nos. 001-09610 and 001-15136**

Dear Mr. Arison:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Julie F. Rizzo
Attorney-Advisor